SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

ALERISLIFE INC.

(Name of the Issuer)

ALERISLIFE INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Classes of Securities)

33832D205

(CUSIP Number of Classes of Securities)

Jeffrey C. Leer

President and Chief Executive Officer

Two Newton Place

255 Washington Street

Suite 230

Newton, Massachusetts 02458

(617) 796-8387

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing
Statement)

With a copy to:

Zachary Blume

Suni Sreepada

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02219-3600

(617) 951-7663

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by AlerisLife Inc., a Maryland corporation (the “Company” or “ALR”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below, and relates to the offer by ABP Acquisition 2 LLC, a Maryland limited liability company (“Purchaser”) and a wholly owned subsidiary of ABP Acquisition LLC (“ABP”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ALR (other than any Shares held by ABP, Purchaser or any other direct or indirect wholly owned subsidiary of ABP or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) at a price of $1.31 per Share, net to the seller of such Shares in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of February 2, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among ALR, Purchaser and ABP. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Company, with the Company being the surviving corporation (the “Merger”).

The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by ABP on February 17, 2023 (as amended or supplemented from time to time, the “Schedule TO”), which contains as exhibits an Offer to Purchase dated February 17, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on February 17, 2023 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, ABP and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

        (b) Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

        (c) Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 14. Price Range of Shares; Dividends” is incorporated herein by reference.

        (d) Dividends

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 14. Price Range of Shares; Dividends” and “The Tender Offer—Section 21. Dividends and Distributions” is incorporated herein by reference.

        (e) Prior Public Offerings

Not applicable.

        (f) Prior Stock Purchases

In December 2022, ALR repurchased 102,254 Shares at a price of $0.73 per Share and 47,504 Shares at a price of $0.55 per Share for a total purchase price of $100,959.47. In October 2022, ALR repurchased two (2) Shares at a price of $0.99 per Share for a total purchase price of $1.98. In December 2021, ALR repurchased 70,255 Shares at a price of $3.01 per Share for a total purchase price of $211,467.55. In September 2021, ALR repurchased 70 Shares at a price of $4.38 per Share for a total purchase price of $306.60. In June 2021, ALR repurchased 483 Shares at a price of $5.76 per Share for a total purchase price of $2,782.08. In January 2021, ALR repurchased 10 Shares at a price of $8.15 per Share for a total purchase price of $81.50. These purchases were to satisfy tax withholding and payment obligations of current and former employees and officers of ALR and of The RMR Group LLC in connection with the vesting of awards of Shares.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The filing person is the subject company. The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Name and Address,” “Item 2. Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers” and “Annex A—Business and Background of the Company’s Directors and Executive Officers” attached to the Schedule 14D-9 is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 17. Certain Information Concerning Parent and Purchaser” and “Schedule A— Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” is incorporated herein by reference.

        (b) Business and Background of Entities

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares,” “The Tender Offer—Section 17. Certain Information Concerning Parent and Purchaser” and “Schedule A— Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” is incorporated herein by reference.

        (c) Business and Background of Natural Persons

The information set forth in “Item 2. Identity and Background of Filing Person” and “Annex A—Business and Background of the Company’s Directors and Executive Officers of AlerisLife Inc.” attached to the Schedule 14D-9 is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares,” “The Tender Offer—Section 17. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company, ABP and Certain of its Affiliates,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and Merger” and “Item 8. Additional Information— Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 3. Purpose of the Offer and Plans for ALR,” “The Tender Offer—Section 9. Terms of the Offer,” “The Tender Offer—Section 10. Acceptance for Payment and Payment for Shares,” “The Tender Offer—Section 11. Procedures for Tendering Shares,” “The Tender Offer—Section 12. Withdrawal Rights” and “The Tender Offer—Section 13. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

        (c) Different Terms

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company, ABP and Certain of its Affiliates,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers,” “Item 6. Interest In Securities of the Subject Company” and “Item 8. Additional Information—Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 4. Interests of Certain Persons in the Offer,” “Special Factors—Section 6. Related Party Transactions” and “The Tender Offer—Section 17. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

        (d) Appraisal Rights

The information set forth in the Schedule 14D-9 under the headings “Item 8. Additional Information—Appraisal Rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 22. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

        (e) Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders’ access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

        (f) Eligibility for Listing or Trading

Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with ALR,” “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 6. Related Party Transactions” is incorporated herein by reference.

(b)—(c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with ALR,” “Special Factors—Section 4. Interests of Certain Persons in the Offer,” “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 6. Related Party Transactions” is incorporated herein by reference.

        (d) Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company, ABP and Certain of its Affiliates,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers,” “Item 6. Interests in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with ALR,” “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 6. Related Party Transactions,” “The Tender Offer—Section 9. Terms of the Offer” and “The Tender Offer—Section 18. Summary of the Merger Agreement” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a) Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 3. Purpose of the Offer and Plans for ALR” and “The Tender Offer—Section 15. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

(b)(1)—(8) Plans

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company, ABP and Certain of its Affiliates,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 3. Purpose of the Offer and Plans for ALR,” “The Tender Offer—Section 9. Terms of the Offer” and “The Tender Offer— Section 15. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

        (a) Purposes

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. the Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and Merger” and “Item 7 Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with ALR” and “Special Factors—Section 3. Purpose of the Offer and Plans for ALR” is incorporated herein by reference.

        (b) Alternatives

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with ALR” and “Special Factors— Section 3. Purpose of the Offer and Plans for ALR” is incorporated herein by reference.

        (c) Reasons

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with ALR” and “Special Factors— Section 3. Purpose of the Offer and Plans for ALR” is incorporated herein by reference.

        (d) Effects

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 3. Purpose of the Offer and Plans for ALR,” “The Tender Offer—Section 9. Terms of the Offer,” “The Tender Offer—Section 15. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” and “The Tender Offer—Section 13. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a) Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with ALR,” “Special Factors—Section 2. Position of Parent Regarding the Fairness of the Transaction” and “Special Factors—Section 8. Recommendation by the Special Committee and the Board of Directors of ALR” is incorporated herein by reference.

        (b) Factors Considered in Determining Fairness

The information set forth in “Annex B—Opinion of Citigroup Global Markets Inc.” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person,” “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor to the Special Committee” and “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with ALR,” “Special Factors—Section 2. Position of Parent Regarding the Fairness of the Transaction,” “Special Factors—Section 8. Recommendation by the Special Committee and the Board of Directors of ALR,” “The Tender Offer—Section 9. Terms of the Offer” and “The Tender Offer—Section 20. Conditions of the Offer” is incorporated herein by reference.

        (c) Approval of Security Holders

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information—Stockholder Approval of the Merger Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 18. Summary of the Merger Agreement” is incorporated herein by reference.

        (d) Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger,” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

        (e) Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 8. Recommendation by the Special Committee and the Board of Directors of ALR” is incorporated herein by reference.

        (f) Other Offers

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 1. Background of the Offer; Contacts with ALR” is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        (a) Report, Opinion or Appraisal

The information set forth in “Annex B—Opinion of Citigroup Global Markets Inc.” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor to the Special Committee,” “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information” and “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with ALR” and “Special Factors—Section 2. Position of Parent Regarding the Fairness of the Transaction,” is incorporated herein by reference.

        (b) Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Annex B—Opinion of Citigroup Global Markets Inc.” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor to the Special Committee,” “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information” and “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with ALR” and “Special Factors—Section 2. Position of Parent Regarding the Fairness of the Transaction,” is incorporated herein by reference.

        (c) Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at ALR’s principal executive offices located at Two Newton Place, 255 Washington Street, Suite 230, Newton, Massachusetts 02458, during regular business hours, by any interested stockholder of ALR or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

        (a) Source of Funds

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 19. Source and Amount of Funds” is incorporated herein by reference.

        (b) Conditions

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 19. Source and Amount of Funds” is incorporated herein by reference.

        (c) Expenses

The information set forth in the Schedule 14D-9 under the heading “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 24. Fees and Expenses” is incorporated herein by reference.

        (d) Borrowed Funds

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 19. Source and Amount of Funds” is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a) Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company, ABP and Certain of its Affiliates” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors— Section 5. Transactions and Arrangements Concerning the Shares,” “Special Factors— Section 6. Related Party Transactions” and “Schedule B—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

        (b) Securities Transactions

The information set forth in Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company, ABP and Certain of its Affiliates” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” and “Schedule B—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

        (a) Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

        (b) Recommendations of Others

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board” and “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

        (a) Financial Information

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 16. Certain Information Concerning ALR” is incorporated herein by reference.

The audited financial statements of ALR as of and for the fiscal years ended December 31, 2020 and December 31, 2021 are incorporated herein by reference to Item 8 of ALR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2022. The unaudited consolidated financial statements of ALR for the nine months ended September 30, 2022 are incorporated herein by reference to Item 1 of ALR’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on November 2, 2022.

        (b) Pro Forma Information

Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        (a) Solicitations or Recommendations

Neither ALR nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations to ALR’s stockholders with respect to the Offer.

The information set forth in the Schedule 14D-9 under the heading “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 24. Fees and Expenses” is incorporated herein by reference.

        (b) Employees and Corporate Assets

Neither ABP nor Purchaser employed or used any officer, employee or corporate assets of ALR in connection with the transaction.

The information set forth in the Schedule 14D-9 under the heading “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 24. Fees and Expenses” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

        (a) Executive Compensation

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company, ABP and Certain of its Affiliates—Golden Parachute Compensation” is incorporated herein by reference.

(b) Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company, ABP and Certain of its Affiliates—Golden Parachute Compensation,” “Item 8. Additional Information—Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

ITEM 16. EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase (incorporated herein by reference to Exhibit (a)(1)(i) to ABP's Schedule TO filed on February 17, 2023).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(ii) to ABP's Schedule TO filed on February 17, 2023).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to ABP's Schedule TO filed on February 17, 2023).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to ABP's Schedule TO filed on February 17, 2023).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to ABP's Schedule TO filed on February 17, 2023).

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 17, 2023 (incorporated herein by reference to Exhibit (a)(1)(vi) to ABP's Schedule TO filed on February 17, 2023).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated herein by reference to Schedule 14D-9 filed by the Company with the SEC on February 17, 2023).

(a)(2)(B)	Press Release, issued by the Company on February 3, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 3, 2023).

(a)(2)(C)	Letter from Jeffrey C. Leer, the President and Chief Executive Officer of the Company, to the Company’s Employees, dated February 3, 2023 (incorporated by reference to Exhibit 99.2 to Schedule 14D-9C filed by the Company on February 3, 2023).

(c)(1)	Opinion, dated February 2, 2023, of Citigroup Global Markets Inc. to the Special Committee (incorporated by reference to Annex B attached to the Schedule 14D-9 filed by the Company on February 17, 2023).

(c)(2)#	Presentation, dated February 2, 2023, of Citigroup Global Markets Inc. to the Special Committee.

(c)(3)	Discussion Materials, dated January 6, 2023, of Citigroup Global Markets Inc. for the Special Committee.

(d)(1)	Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 2021 (incorporated by reference to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2021, filed with the SEC on February 22, 2022).

(d)(2)	Agreement and Plan of Merger, dated February 2, 2023, among the Company, ABP Acquisition 2 LLC, and ABP Acquisition LLC (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 3, 2023).

(d)(3)	Consent, Standstill, Registration Rights and Lock-Up Agreement, dated October 2, 2016, among the Company, ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy. (incorporated by reference to the Company’s Current Report on Form 8-K dated October 2, 2016.)

(d)(4)	Letter Agreement, dated May 2, 2022, between the Company, The RMR Group LLC and Katherine E. Potter (incorporated by reference to the Company’s Quarterly Report on Form 10-Q dated May 3, 2022).

(d)(5)	AlerisLife Inc. Second Amended and Restated 2014 Equity Compensation Plan (Incorporated by reference to the Company’s Current Report on Form 8-K dated June 8, 2022).

(d)(6)	Form of Restricted Share Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q dated April 16, 2014).

(d)(7)	Form of Share Award Agreement (for share grants under the Company’s 2014 Equity Compensation Plan prior to December 14, 2020) (incorporated by reference to the Company’s Annual Report on Form 10-K dated March 3, 2017).

(d)(8)	Form of Share Award Agreement (for share grants under the Company’s 2014 Equity Compensation Plan on and after December 14, 2020) (incorporated by reference to the Company’s Annual Report on Form 10-K dated February 25, 2021).

(d)(9)	Five Star Senior Living Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to the Company’s Current Report on Form 8-K dated May 21, 2018).

(d)(10)	Form of Indemnification Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K dated March 2, 2020).

(d)(11)	Second Amended and Restated Credit Agreement, dated as of June 12, 2019, among the Company, the Guarantors party thereto, Citibank, N.A. and the other parties thereto (incorporated by reference to the Company’s Current Report on Form 8-K dated June 13, 2019).

(d)(12)	Transaction Agreement, dated December 7, 2001, among Diversified Healthcare Trust (f/k/a Senior Housing Properties Trust), certain subsidiaries of Diversified Healthcare Trust, the Company, certain subsidiaries of the Company, FSQ, Inc., Service Properties Trust (f/k/a Hospitality Properties Trust), Equity Commonwealth (f/k/a HRPT Properties Trust) and The RMR Group LLC (f/k/a Reit Management & Research LLC) (incorporated by reference to the Company’s Current Report on Form 8-K dated December 13, 2001).

(d)(13)	Transaction Agreement, dated as of April 1, 2019, between the Company and Diversified Healthcare Trust (incorporated by reference to the Company’s Current Report on Form 8-K dated April 5, 2019).

(d)(14)	Omnibus Agreement, dated as of January 1, 2020, among the Company, FVE Managers, Inc. and certain subsidiaries of Diversified Healthcare Trust (incorporated by reference to the Company’s Annual Report on Form 10-K dated March 2, 2020).

(d)(15)	Guaranty Agreement, dated as of January 1, 2020, by the Company for the benefit of certain subsidiaries of Diversified Healthcare Trust (incorporated by reference to the Company’s Annual Report on Form 10-K dated March 2, 2020).

(d)(16)	Registration Rights Agreement, dated as of August 4, 2009, between the Company and Diversified Healthcare Trust (incorporated by reference to the Company’s Quarterly Report on Form 10-Q dated August 10, 2009).

(d)(17)	Amended and Restated Business Management and Shared Services Agreement, dated as of March 16, 2015, between the Company and The RMR Group LLC (incorporated by reference to the Company’s Annual Report on Form 10-K dated March 16, 2015).

(d)(18)	Credit and Security Agreement, dated January 27, 2022, among certain subsidiaries of the Company, MidCap Funding VIII Trust, as administrative agent, the lenders from time to time party thereto (incorporated by reference to the Company’s Current Report on Form 8-K dated January 31, 2022).

(d)(19)	Guaranty and Security Agreement, dated January 27, 2022, by AlerisLife, Inc. and Five Star Senior Rehabilitation and Wellness Services, LLC in favor of MidCap Funding VIII Trust (incorporated by reference to the Company’s Current Report on Form 8-K dated January 31, 2022).

(g)	Not applicable.

107	Filing Fee Table

#	Confidential treatment has been requested for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2023

ALERISLIFE INC.

By:	/s/ Jeffrey C. Leer
Name: Jeffrey C. Leer
Title: President and Chief Executive Officer